

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 1 2013

Washington, DC
405

SEC FILE NUMBER
8-051260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/12____ AND ENDING____12/31/12____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **U.S. INVESTORS, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__2111 EISENHOWER AVE., SUITE 402__
(No. and Street)

__ALEXANDRIA__   __VA__   __22314__
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__DIXIE BUTLER__   __(703) 706-0885__
                                             (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__WILLIAM BATDORF & COMPANY, P.C.__
(Name- *if individual, state last, first, middle name*)

__1750 K STREET, NW, SUITE 375, WASHINGTON, DC   20006__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

DD
3|9|13

OATH OR AFFIRMATION

I, ___DIXIE BUTLER_____, swear (or affirm) that, to
the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of ___
___U.S. INVESTORS, INC._____, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the
company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
customer, except as follows:

_____

_____

_____

ELSA SOLOMON
NOTARY PUBLIC 294638
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES OCTOBER 31, 2017

_____
Signature

President

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒   (a) Facing page.
- ☒   (b) Statement of Financial Condition.
- ☐   (c) Statement of Income (Loss).
- ☐   (d) Statement of Cash Flows.
- ☐   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐   (g) Computation of Net Capital.
- ☐   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐   (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒   (l) An Oath or Affirmation.
- ☒   (m) A copy of the SIPC Supplemental Report.
- ☐   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒   (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. INVESTORS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

U.S. INVESTORS, INC.
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2012

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Ms. Dixie Butler, President
U.S. Investors, Inc.
Alexandria, VA

Report on the Financial Statements

We have audited the accompanying statement of financial condition of U.S. Investors, Inc. (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of U.S. Investors, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 21, 2013

U.S. INVESTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and Cash Equivalents	$	11,838
Deposits		1,388
Total Assets	$	13,226

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES $ 100

STOCKHOLDERS' EQUITY
Common Stock (no par value; 1,500 shares authorized,
    100 shares issued, and outstanding)   20,000
Retained Earnings   (6,874)

Total Stockholders' Equity   13,126

Total Liabilities and Stockholders' Equity $ 13,226

NOTE 1 – ORGANIZATION

U.S. Investors, Inc. (Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the brokerage industry.

Revenue Recognition – Securities transactions and related commissions are recorded on a trade date basis.

Use of Estimates – The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents – Cash and cash equivalents consisted of cash on deposit with established federally insured financial institutions. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

NOTE 3 - INCOME TAXES

The Company has elected to file income tax returns as a subchapter S Corporation as defined in the Internal Revenue Code. Generally, an S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not

NOTE 3 - INCOME TAXES (Continued)

deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the net capital rule adopted and administered by the Financial Industry Regulatory Authority and the Securities and Exchange Commission. This rule is designed to require a broker-dealer to maintain a minimum amount of net capital, as defined, and a minimum ratio of aggregate indebtedness, as defined, to net capital. Under this rule, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The Company's aggregate indebtedness to net capital as of December 31, 2012, was .85 to 1 and the Company had net capital of 11,738 which was $6,738 in excess of its required net capital of $5,000.

NOTE 5 - OTHER REGULATORY REQUIREMENTS

The firm limits its business activities to the purchase, sale and redemption of shares of registered investment companies. Securities of customers were not accepted for safekeeping. The company does not routinely accept customer's funds and any funds sent to the company, which consisted solely of checks payable to registered investment companies, were promptly remitted. The company is therefore exempt from the customer reserve requirements of SEC rule 15c3-3 under section (k)(1).

NOTE 6 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 21, 2013, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.